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KOOR INDUSTRIES LTD.
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                                                         OFFICE OF LEGAL COUNSEL
                                                         TELRAD BUILDING
                                                         14 HAMELACHA ST.
                                                         PARK AFEK,ROSH HA'AYIN
                                                         ISRAEL 48091
                                                         TEL.:972-3-9008420
                                                         FAX.:972-3-9008425

                                                         28 May 2003


The Securities Authority The Tel Aviv Stock Exchange  The Registrar of Companies
22 Kanfei Nesharim St.   54 Ahad Ha'am St.            97 Yafo St.
Jerusalem 95464          Tel Aviv 65202               Jerusalem 91007
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Fax: 02-6513940          Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (NO. 08/2003)
      Koor Industries Ltd. (Company No. 52-001414-3)


Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1. Today the Company has published in the United States a press release regarding the following matter:

     o Hermes Investment Management Ltd. has become an interested party in the Company and that Hermes has acquired 500,000 treasury shares from Koor.

2.   Attached please find the press release.


                                          Yours Sincerely,


                                         Shlomo Heller, Adv.
                                           Legal Counsel

Koor Industries Ltd. Announces that Hermes Investment Management Ltd. has become an interested party in the company

TEL AVIV, Israel - May 28, 2003 - Koor Industries Ltd. (NYSE: KOR) ("Koor" or "the Company"), a leading Israeli investment holding company, announced today that Hermes Investment Management Ltd. ("Hermes"), one of the largest fund managers in Britain, has become an interested party in the company.

Hermes approached Koor Industries and acquired 500,000 treasury shares from Koor, for approximately $10 million (NIS 44.5 million). The shares were acquired on behalf of its clients - Britel Fund Nominees Ltd. and Possfund Nominees Ltd., two well-known UK Pension Funds.

In a letter received this morning by the company, Hermes stated that they are sophisticated investors and they neither requested, nor received any material, non-public, information from the company.

After this acquisition, and following a separate letter received by Hermes on the position of its holding, Hermes now holds 1,365,336 of the issued capital of Koor Industries, representing approximately 8.7% of the voting rights in the company.

Hermes Pension is one of the largest fund managers in Britain. As at 31 December 2002 Hermes had approximately (pound) 37 billion under management and managed assets of four of the seven largest UK pension funds.

About Koor Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

For further information, please contact:


Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company`s SEC filings.

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